UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC FILE NUMBER 333-118859

694100 10 8
CUSIP NUMBER

(Check One):

☒Form 10-K     ☐Form 20-F     ☐Form 11-K     ☐Form 10-Q     ☐Form N-SAR

For Period Ended: December 31, 2004

☐Transition Report on Form 10-K
☐Transition Report on Form 20-F
☐Transition Report on Form 11-K
☐Transition Report on Form 10-Q
☐Transition Report on Form N-SAR
For the Transition Period Ended: ______________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Not Applicable.

Part I—Registrant Information

Full Name of Registrant: Pacific Coast National Bancorp

Former Name if Applicable: N/A

Address of Principal Executive Office: 905 Calle Amanecer
Suite 100
San Clemente, California 92673

Part II—Rules 12b-25 (b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒ (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒ (b) The subject annual report, semi-annual report, transition report on Form 10-KSB, 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-QSB, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

☐ (c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III—Narrative

State below in reasonable detail the reasons why the Form 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed period.

The Registrant is new Section 15(d) filer as a result of its recently effective registration statement. The Registrant is an organizational stage company formed for the purpose of becoming a registered bank holding company for a proposed national bank. The Registrant has been required to devote significant management resources to the completion of its initial public offering, the completion of which is a condition precedent of the federal bank regulatory agencies to beginning active business operations. As a result, management has been unable to complete the information gathering and review process required to enable its executive officers to provide the certifications required for the Form 10-KSB within the prescribed period without unreasonable effort or expense. In addition, the directors of the Registrant have been unable to complete their respective reviews to enable them to certify the Form 10-KSB. The Registrant intends to file its Form 10-KSB within the prescribed period allowed by the Rule 12-25 promulgated under the Securities Exchange Act of 1934, as amended.

Part IV—Other Information

(1) Name and telephone number of person to contact in regard to this notification

Terry Stalk    (949)   361-4300
(Name)  (Area Code)  (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
☒ Yes ☐ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☐ Yes ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Not Applicable.

Pacific Coast National Bancorp
(Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: March 31, 2005	By:	/S/ Pacific Coast National Bancorp
Terry Stalk
Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).